Exhibit 1.1

Press Release

Wisekey Completes $5 Million Private Placement With Crede Capital Group Proceeds to be Used to Accelerate Development of Digital Technology Platform

Zug, Switzerland, August 10, 2020 – WISeKey International Holding Ltd (“WISeKey” or “Company”) (SIX: WIHN, NASDAQ: WKEY), a leading global cybersecurity and IoT company, announced today that it has entered into a Convertible Loan Agreement with a fund managed by Crede Capital Group, LLC ("Crede").

“WISeKey is entering into an exciting phase of development. Digital transformation remains a key priority through the development of disruptive technologies, and harnessing of its power to overcome key challenges of a complex world and unlock new growth opportunities. This convertible loan facility will be used to finance the expansion of existing IoT operations in US, new opportunities and possible M&A activities, aiming to expand the technology portfolio of the company,” said Carlos Moreira, Founder and CEO of WISeKey.

Under the terms of the Convertible Loan Agreement, Crede will grant WISeKey a loan in the principal amount of USD 5 million. Pursuant to the terms of the Convertible Loan Agreement, the principal amount is repayable by way of conversion into registered shares of WISeKey (the "Class B Shares"), with a par value of CHF 0.05 each. The conversion price is determined by reference to the 10-trading day volume weighted average price of Class B Shares on the SIX Swiss Exchange immediately preceding the conversion, which may occur at any time prior to the maturity of the loan on August 4, 2022. As consideration for the financing, WISeKey will be issuing a warrant to Crede, pursuant to which Crede will have the right to acquire 1,675,885 Class B Shares with an exercise price based on the market price prevailing upon initiation of the negotiation of the financing agreements shortly prior to their execution.. The warrant is exercisable during a three-year period. The effectiveness of the agreement and the warrant is subject to certain conditions, including receipt of tax rulings by Swiss tax authorities. WISeKey fully repaid its previous Convertible Loan under the relevant agreement with Crede dated September 26, 2018 amounting to USD 3 million.

About Crede Capital:

Crede Capital Group LLC (“Crede”) is Terren Pelzer’s personal investment vehicle in public equities, with offices in Los Angeles, New York and Singapore. Crede is a long-only investor and has completed more than 60 investments in emerging growth companies in eleven countries on four continents, providing both growth capital as well as business support. Since its 2009 inception, Crede has completed approximately 115 transactions committing in excess of $900 Million in capital

About WISeKey:

WISeKey (NASDAQ: WKEY; SIX Swiss Exchange: WIHN) is a leading global cybersecurity company currently deploying large scale digital identity ecosystems for people and objects using Blockchain, AI and IoT respecting the Human as the Fulcrum of the Internet. WISeKey microprocessors secure the pervasive computing shaping today’s Internet of Everything. WISeKey IoT has an install base of over 1.5 billion microchips in virtually all IoT sectors (connected cars, smart cities, drones, agricultural sensors, anti-counterfeiting, smart lighting, servers, computers, mobile phones, crypto tokens etc.).  WISeKey is uniquely positioned to be at the edge of IoT as our semiconductors produce a huge amount of Big Data that, when analyzed with Artificial Intelligence (AI), can help industrial applications to predict the failure of their equipment before it happens.

Our technology is Trusted by the OISTE/WISeKey’s Swiss based cryptographic Root of Trust (“RoT”) provides secure authentication and identification, in both physical and virtual environments, for the Internet of Things, Blockchain and Artificial Intelligence. The WISeKey RoT serves as a common trust anchor to ensure the integrity of online transactions among objects and between objects and people. For more information, visit www.wisekey.com.

Press and investor contacts:

WISeKey International Holding Ltd Company Contact: Carlos Moreira Chairman & CEO Tel: +41 22 594 3000 info@wisekey.com	WISeKey Investor Relations (US) Contact: Lena Cati The Equity Group Inc. Tel: +1 212 836-9611 lcati@equityny.com

Disclaimer:

This communication expressly or implicitly contains certain forward-looking statements concerning WISeKey International Holding Ltd and its business. Such statements involve certain known and unknown risks, uncertainties and other factors, which could cause the actual results, financial condition, performance or achievements of WISeKey International Holding Ltd to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. WISeKey International Holding Ltd is providing this communication as of this date and does not undertake to update any forward-looking statements contained herein as a result of new information, future events or otherwise.

This press release does not constitute an offer to sell, or a solicitation of an offer to buy, any securities, and it does not constitute an offering prospectus within the meaning of the Swiss Financial Services Act (“FinSA”), the FInSa’s predecessor legislation  or advertising within the meaning of the FinSA, or within the meaning of any other securities regulation. Investors must rely on their own evaluation of WISeKey and its securities, including the merits and risks involved. Nothing contained herein is, or shall be relied on as, a promise or representation as to the future performance of WISeKey.

The securities offered will not be, and have not been, registered under the United States of America Securities Act of 1933, as amended, and may not be offered or sold in the United States of America, absent registration or an applicable exemption from the registration requirements of said Act.